Exhibit 16.1

September 25, 2014

Trish Malone

Gepco, Ltd.

9025 Carlton Hills Blvd, Suite B

Santee, CA 92071

Dear Ms. Malone:

Effective today, September 25, 2014, we will cease our services as your independent auditor. We have reached this decision after substantial deliberation. As a result of our resignation, you are required to file a Form 8-K with the SEC disclosing this matter.

We have reviewed your account and wish to notify you that you have balance due in the amount $332 for services rendered as of the date of this notice. A copy of the invoice is included. We expect payment in full of all of these invoices immediately. If you are not in a position to make immediate payment, please call us to discuss payment arrangement options.

Thank you for your time. We look forward to assisting you with the transition to your new accountants. If you have any questions regarding this letter or require additional information, please contact our office at the number listed below.

Sincerely,

/s/ De Joya Griffith, LLC

De Joya Griffith, LLC
Certified Public Accountants Corporate